

02005490

STATES
'ANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 16687

RECEIVED JAN 2 3 2002 316 WASH, D.C. SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/00 (MM/DD/YY) AND ENDING 08/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.F. O'REILLY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 GODWIN AVENUE, SUITE 310
(No. and Street)

MIDLAND PARK, NEW JERSEY 07432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.F. O'REILLY 201-493-7093
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. SHEELER, CPA
(Name — *if individual, state last, first, middle name*)

544 LAFAYETTE AVENUE, HAWTHORNE, NEW JERSEY 07506
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E.F. O'REILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.F. O' REILLY, INC., as of AUGUST 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

ALAN J. MARICONDA, ESQ.
ATTORNEY AT LAW
STATE OF NEW JERSEY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. F. O' REILLY, INC.

INDEX TO FINANCIAL STATEMENTS

AUGUST 31, 2001

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statements of Income and Retained Earnings	3
Statements of Cash Flows	4
Statements of Changes in Ownership Equity	5
Notes to Financial Statements	6-7
Supplemental Information	8-14

Richard J. Sheeler, CPA

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Joanne Angiolini, C.P.A.
Donald Quinn, C.P.A.
Diane McDonough, C.P.A.

542-544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

To The Board of Directors of
E. F. O'Reilly, Inc.
700 Godwin Avenue, Suite 310
Midland Park, NJ 07432

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying Statement of Financial Condition of E. F. O'Reilly, Inc. as of August 31, 2001, and the related statement of income, expenses and retained earnings and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. F. O'Reilly, Inc. as of August 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



Richard J. Sheeler, CPA

Hawthorne, New Jersey
October 9, 2001

E. F. O'REILLY, INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2001

Cash in Bank		$ 48,662
Receivables from Broker and Dealers		
a. Clearance Account	$ 158,145	
b. Other	20,858	179,003
Securities Owned at Market Value		
Exempted Securities		
a. U.S. Treasury Obligations	159,108	
Money Market Fund		
b. Other Securities	1,047	160,155
Furniture and Equipment-Net of Depreciation		3,862
Other Assets		1,400
Total Assets		$ 393,082

LIABILITIES AND OWNERSHIP EQUITY

Accounts Payable, Accrued Liabilities, Expenses and Other	$ 19,195
Total Ownership Equity	$ 373,887
Total Liabilities And Ownership Equity	$ 393,082

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS

FOR THE YEAR SEPTEMBER 1, 2000 TO AUGUST 31, 2001

Revenue:	
Commissions	$ 331,394
Profit on Firm Securities Trading	10,900
Other Revenues	18,639
Total Revenue	360,933
Expenses:	
Payroll	163,800
Payroll Taxes	12,489
Clearance Fees and Charges	70,337
Communications	37,288
Dues, Charges and Exchange Fees	10,671
Insurance	13,771
Professional Fees	12,250
Rent	29,750
Research Expenses	6,122
Stationery, Printing and Office Expenses	8,190
Sundry Other	7,547
Total Expenses	372,215
Net Gain (Loss)	(11,282)
Retained Earnings – September 1, 2000	428,910
Retained Earnings – August 31, 2001	$ 417,628

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2001

INCREASE (DECREASE) IN CASH POSITIONS

Cash Flows from Operating Activities:		
Net Gain (Loss)		$ (11,282)
Non-Cash Items Included in Net Loss		
Depreciation		2,661
(Increase) Decrease in Operating Assets:		
Receivable from Brokers and Dealers	$ (79,507)	
Securities Owned at Market Value	98,236	18,729
Increase (Decrease) in Operating Liabilities:		
Accounts Payable, Accrued Liabilities, Expenses and Other		112
Net Change in Other Assets:		
Security Deposit (Net)		3,787
Cash Decreased due to Operating Activities		14,007
Cash – September 1, 2000		34,655
Cash – August 31, 2001		$ 48,662

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

FOR THE YEAR SEPTEMBER 1, 2000 TO AUGUST 31, 2001

Balance – September 1, 2000	$ 385,169
Net (Loss) for the year	(11,282)
Balance – August 31, 2001	$ 373,887

See Independent Auditor's Report

E.F. O'REILLY, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

Note 1 Significant Accounting Policies

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. There is no material difference between trade and settlement date.

Depreciation on furniture and equipment is based upon the straight line method over ten (10) years.

Note 2 Stockholders' Equity – Capital Stock

Authorized:
800,000 shs. Class 'A' voting stock – par value $ .15
200,000 shs. Class 'B' non-voting stock par value $ .15

Issued:	
229,562 shs. Class 'A'	$ 34,434
99,000 shs. Class 'B'	14,850
Amount paid in over par value	6,975
Retained Earnings	417,628
	473,887
Less – Treasury Stock	100,000
Stockholders' Equity	$ 373,887

Note 3 Commitments and Contingencies

In prior years the corporation's operations were conducted in premises leased by its then clearing company. Commencing November 15, 1995 the corporation's operations are conducted in space leased by respondent.

The lease at 115 Broadway, New York, NY expired April 14, 2001. The rent for the period ended April 14, 2001 was $ 19,450. In April, 2001, the corporation moved it's premises to 700 Godwin Avenue, Midland Park, NJ. The rent is $1,400 monthly.

Eugene F. O'Reilly has advised us that there are no lawsuits against the corporation at this time.

Note 4 Profit Sharing Plan

The corporation has a defined contribution profit sharing plan. No provision has been made for 2000, nor as yet for 2001.

Note 5 Net Capital Requirement

As a registered broker-dealer, the Corporation is subject to Rule 15c 3-1 of the Securities and Exchange Commission. Said rule specifies that the Corporation's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At August 31, 2001 the Corporation's capital ratio was 5.23 to 1 and its net capital exceeded requirements by $ 267,251.

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR SEPTEMBER 1, 2000 TO AUGUST 31, 2001

Balance – September 1, 2000	$ -0-
Changes during year	-0-
Balance – August 31, 2001	$ -0-

See Independent Auditor's Report.

E.F. O'REILLY, INC.

COMPUTATION OF NET CAPITAL

AUGUST 31, 2001

1.	Total Ownership Equity		$ 373,887
6.	Deductions		
	A. Non-Allowable Assets:		
	Furniture and Equipment	$ 3,862	
	Other Assets	1400	5,262
			368,625
8.	Net Capital before Haircuts		
9.	Haircuts:		
	U.S. Treasuries	$ 1,301	
	Money Market Funds	-0-	
	Other Securities	73	1,374
10.	Net Capital		$ 367,251

Computation Of Basic Net Capital

11.	Minimum net capital- 6 2/3% of line 19	$ 1,279
12.	Minimum dollar net capital	$ 100,000
13.	Net capital requirements	$ 100,000
14.	Excess net capital	$ 267,251
15.	Excess net capital @ 1000%	$ 365,331

Computation Of Aggregate Indebtedness

16.	Total aggregate indebtedness	$ 19,195
19.	Total aggregate indebtedness	$ 19,195
20.	Percentage of aggregate indebtedness to net capital	$ 5.23%

See Independent Auditor's Report.

E.F. O'REILLY, INC.

COMPUTATION OF DIFFERENCE OF NET CAPITAL

BETWEEN CORPORATION FOCUS AND AUDITED STATEMENT

AUGUST 31, 2001

Net capital per corporation's focus	$ 367,251
Adjustments	
Haircut difference	-0-
Net capital per audit report	$ 367,251

See Independent Auditor's Report.

E.F. O'REILLY, INC.

EXEMPTION PROVISION UNDER RULE 15C3-3

AUGUST 31, 2001

The Corporation is exempt from the provisions of 15c3-3 under the Securities and Exchange Act of 1934 in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph C (k) (2) (ii) of that rule.

See Independent Auditor's Report.

E.F. O'REILLY, INC.

STATEMENT RE MATERIAL INADEQUACIES UNDER RULE 17a5 – (j)

AUGUST 31, 2001

There were no material inadequacies as of the date of the previous audit, nor have any been found to exist nor found to have existed since that date.

See Independent Auditor's Report.

Richard J. Sheeler, CPA

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
Joanne Angiolini, C.P.A.
Donald Quinn, C.P.A.
Diane McDonough, C.P.A.

542-544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

October 9, 2001

To The Board of Directors of
E. F. O'Reilly, Inc.
700 Godwin Avenue, Suite 310
Midland Park, NJ 07432

In planning and performing our audit of the financial statements of E.F. O'Reilly, Inc. for the year ended August 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a –5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Bard of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Richard J. Sheeler, CPA

Hawthorne, New Jersey
October 9, 2001

E. F. O'REILLY, INC.


RECEIVED
JAN 2 3 2002
316
WASH. D.C.
SECTION

FINANCIAL STATEMENTS
AUGUST 31, 2001

Richard J. Sheeler, CPA
Certified Public Accountants